

September 7, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Michael K. Slattery, Esq.
General Counsel
Advanced Disposal Services, Inc.
90 Fort Wade Road
Ponte Vedra, Florida 32081

> **Re: Advanced Disposal Services, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 11, 2016**
> **File No. 333-206508**

Dear Mr. Slattery:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your filing to include all information except that which can be excluded by Securities Act Rule 430A. We note for example that you have not included the number of shares you are offering. For guidance, please refer to Item 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations, available on the Commission´s website.

2.   Please file all required exhibits, including the legal opinion, as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Our Company, page 2

3.   Please balance your reference to enhanced operating cash flows by also disclosing the fact that your operating cash flows declined 19% between the June 30 2016 twelve month period and the June 30 2015 twelve month period. The declines in the corresponding six month periods, and also in free cash flow, are noted.

Summary Consolidated Financial Information and Other Data, page 15

4.   It appears adjusted EBITDA is also used as a liquidity measure, based on your description of its usefulness in assessing your ability to service and incur debt. As such, please reconcile the measure to operating cash flow as reported on the statement of cash flows. Also, please tell us how you considered the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K on adjustments for charges that required or will require cash settlement such as the realized loss on fuel derivatives, acquisition costs, cash restructuring charges and rebranding costs.

5.   Please refer to Question 102.09 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and expand your discussion of the use of adjusted EBITDA in calculating covenant compliance to explain how the measure is used and the amount of limit required for compliance.

6.   Please revise your presentation of adjusted free cash flows to remove adjustments that require cash settlement such as the realized loss on derivatives. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

7.   You disclose adjusted free cash flow has been adjusted to "exclude non-recurring items." Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your presentation accordingly. Also refer to Question 102.03 of our C&DI on Non-GAAP Financial Measures.

Capital Expenditures, page 73

8.   Please disclose the amount of expected capital expenditures over the next 12 months consistent with the guidance in Item 303(a)(2)(i) of Regulation S-K.

<u>Liquidity and Capital Resources, page 74</u>

9.   To the extent future non-compliance of any debt covenant is reasonably likely, please disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 102.09 of our C&DI on Non-GAAP Financial Measures.

        You may contact Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig E. Slivka, for

                                        Pamela A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: <u>Via E-Mail</u>
        Richard Alsop
        Shearman & Sterling LLP